Exhibit 99.02

NOUVEAU MONDE GRAPHITE

NOUVEAU MONDE GRAPHITE INC.

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

WWW.NOUVEAUMONDE.CA :: TSXV:NOU :: OTCQX:NMGRF :: FSE:NM9

Independent auditor’s report

To the Shareholders of Nouveau Monde Graphite Inc.

Our opinion

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Nouveau Monde Graphite Inc. and its subsidiary (together, the Company) as at December 31, 2019 and 2018, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

What we have audited

The Company’s consolidated financial statement comprise:

•	the consolidated statements of financial position as at December 31, 2019 and 2018;

•	the consolidated statements of loss and comprehensive loss for the years then ended;

•	the consolidated statements of changes in equity for the years then ended;

•	the consolidated statements of cash flows for the years then ended; and

•	the notes to the consolidated financial statements, which include a summary of significant accounting policies.

Basis for opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the consolidated financial statements section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada. We have fulfilled our other ethical responsibilities in accordance with these requirements.

Material uncertainty related to going concern

We draw attention to Note 1 in the consolidated financial statements, which describes events or conditions that indicate the existence of a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern. Our opinion is not modified in respect of this matter.

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.

1250 René-Lévesque Boulevard West, Suite 2500, Montréal, Quebec, Canada H3B4Y1

T: + 1514 205 5000, F: + 1 514 876 1502

“PwC” refers to PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l., an Ontario limited liability partnership.

Emphasis of matter — Restatement

We draw attention to Note 22 to the consolidated financial statements, which describes that the consolidated statement of cash flows for the year ended December 31, 2018 has been restated. Our opinion is not modified in respect of this matter.

Other information

Management is responsible for the other information. The other information comprises the Management’s Discussion and Analysis.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management and those charged with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control;

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control;

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management;

•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern;

•	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation; and

•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

The engagement partner on the audit resulting in this independent auditor’s report is Maxime Guilbault.

 /s/ PricewaterhouseCooper LLP

Montréal, Quebec

April 29, 2020

NOUVEAU MONDE GRAPHITE INC. Consolidated statements of financial position (Audited, in Canadian dollars)

	Notes	December 31, 2019	December 31, 2018
		$	$
ASSETS
CURRENT
Cash	5	4,077,445	3,794,449
Grants receivable		232,935	235,835
Restricted cash		158,198	—
Investment		22,450	19,757
Sales taxes receivable		668,399	979,158
Tax credits receivable	6	4,150,552	1,339,098
Prepaid expenses		300,197	53,246
Total current assets		9,610,176	6,421,543

NON-CURRENT
Tax credits receivable	6	2,203,104	2,811,454
Property and equipment assets	8	2,870,897	1,287,845
Intangible assets	9	1,525,211	2,126,752
Right-of-use assets	10	563,349	—
Restricted cash and deposits	5	621,111	779,309
Exploration and evaluation assets	11	35,688,996	24,252,483
Total non-current assets		43,472,668	31,257,843
Total assets		53,082,844	37,679,386

LIABILITIES
CURRENT
Accounts payable and accrued liabilities		4,908,027	5,785,742
Current portion of long-term debt	7	4,960,639	930,841
Total current liabilities		9,868,666	6,716,583
NON-CURRENT
Asset retirement obligation	12	621,111	621,111
Deferred tax liability	14	5,084,835	3,860,873
Long-term debt	7	149,628	2,377,300
Other liabilities		—	448,168
Total non-current liabilities		5,855,574	7,307,452
Total liabilities		15,724,240	14,024,035

EQUITY
Share capital	13.1	56,183,821	36,242,680
Warrants	13.2	2,223,687	4,779,707
Contributed surplus		7,368,066	4,218,869
Deficit		(28,416,970)	(21,585,905)
Total equity		37,358,604	23,655,351
Total liabilities and equity		53,082,844	37,679,386
Going concern	1
Commitments	20
Subsequent events	21

These consolidated financial statements were approved by the Company’s Board of Directors on April 29, 2020.

APPROVED BY THE BOARD OF DIRECTORS

(s) Eric Desaulniers – “Director”

(s) Yannick Beaulieu – “Director”

The accompanying notes are an integral part of the consolidated financial statements.

NOUVEAU MONDE GRAPHITE INC. Consolidated statement of loss and comprehensive loss For the years ended December 31, 2019 and 2018 (Audited in Canadian dollars)

	Notes	December 31, 2019	December 31, 2018
Expenses
Professional fees		948,510	737,799
Consulting fees		414,967	715,749
Wages and benefits		2,079,613	1,077,916
Share-based compensation	13.5	505,315	844,949
Depreciation and amortization	8-10	724,030	493,070
Write-off of exploration and evaluation assets		-	1,164
Loss (gain) of fair value on investment		(2,693)	34,193
Travelling, representation and convention expenses		491,568	715,552
Office and administration expenses		501,042	412,017
Stock exchange, authorities and communication expenses		126,756	214,916
Financial fees (income)		266,164	(7,388)
Loss before tax		6,055,272	5,239,937
Deferred tax expense	14	775,793	2,819,738
Net loss and comprehensive loss		6,831,065	8,059,675
Basic and diluted loss per share		(0.030)	(0.054)
Weighted average number of shares outstanding		227,239,744	150,550,323

The accompanying notes are an integral part of the consolidated financial statements.

NOUVEAU MONDE GRAPHITE INC. Consolidated statements of changes in equity For the years ended December 31, 2019 and 2018 (Audited in Canadian dollars)

	Notes	Number	Share capital	Warrants	Contributed surplus	Deficit	Total equity
			$	$	$	$	$
Balance as at January 1, 2019		175,311,126	36,242,680	4,779,707	4,218,869	(21,585,905)	23,655,351
Shares issued from private placement	13.1	86,170,213	20,250,000	-	-	-	20,250,000
Share issue costs		-	(401,406)	-	-	-	(401,406)
Warrants expired	13.2	-	-	(2,573,208)	2,573,208	-	-
Options exercised	13.5	250,000	78,906	-	(28,906)	-	50,000
Shares issued for consulting fees		51,475	13,641	-	-	-	13,641
Share-based payments	13.5	-	-	17,188	604,895	-	622,083
Net loss and comprehensive loss		-	-	-	-	(6,831,065)	(6,831,065)
Balance as at December 31, 2019		261,782,814	56,183,821	2,223,687	7,368,066	(28,416,970)	37,358,604

		Number	Share capital	Warrants	Contributed surplus	Deficit	Total equity
			$	$	$	$	$
Balance as at January 1, 2018		134,681,078	25,701,940	3,370,718	3,169,941	(12,777,560)	19,465,039
Units issued from private
placement		28,523,668	7,736,083	821,017	-	-	8,557,100
Unit issued from flow-through
private placement		6,395,377	1,832,307	-	-	-	1,832,307
Shares and units issue costs		-	(527,198)	(50,870)	22,940	-	(555,128)
Shares issued for the acquisition of
mining rights		1,000,000	295,000	-	-	-	295,000
Warrants exercised	13.2	3,871,003	951,179	(176,979)	-	-	774,200
Broker warrants exercised		90,000	28,419	-	(7,719)	-	20,700
Warrants expired		-	-	(115,594)	115,594	-	-
Options exercised	13.5	750,000	224,950	-	(72,450)	-	152,500
Change of maturity date of warrants		-	-	748,670	-	(748,670)	-
Share-based payments	13.5	-	-	-	990,563	-	990,563
Warrants issued for services rendered		-	-	182,745	-	-	182,745
Net loss and comprehensive loss		-	-	-	-	(8,059,675)	(8,059,675)
Balance as at December 31, 2018		175,311,126	36,242,680	4,779,707	4,218,869	(21,585,905)	23,655,351

The accompanying notes are an integral part of the consolidated financial statements.

NOUVEAU MONDE GRAPHITE INC. Consolidated statements of cash flows For the years ended December 31, 2019 and 2018 (Audited in Canadian dollars)

	Notes	2019	2018 *Restated
		$	$
OPERATING ACTIVITIES
Net loss		(6,831,065)	(8,059,675)
Depreciation and amortization	8-10	724,030	493,070
Write-off of exploration and evaluation assets		-	1,164
Loss (gain) on investment		(2,693)	34,193
Deferred income tax expenses		775,793	2,819,738
Share-based payments		518,974	844,949
Financial fees		136,821	-
Net change in working capital	15	(461,844)	944,630
Cash flows used in operating activities		(5,139,984)	(2,921,931)

INVESTING ACTIVITIES
Additions to exploration and evaluation assets	11	(13,749,450)	(14,113,627)
Restricted cash and deposits		-	(779,309)
Additions to property, plant, and equipment assets	8	(1,672,743)	(697,841)
Additions to intangible assets	9	-	(2,567,135)
Tax credits and grants received		235,835	166,456
Cash flows used in investing activities		(15,186,358)	(17,991,456)

FINANCING ACTIVITIES
Proceeds from the issuance of private placement	13	20,250,000	10,859,436
Proceeds from debt net of issue costs	7	2,000,000	3,308,141
Repayment of debt		(1,289,256)	-
Proceeds from the exercise of warrants		-	774,200
Proceeds from the exercise of stock options		50,000	152,500
Proceeds from the exercise of advisory warrants		-	20,700
Share issue costs		(401,406)	(555,128)
Cash flows from financing activities		20,609,338	14,559,849

Net change in cash and cash equivalents		282,996	(6,353,538)
Cash and cash equivalents at the beginning of the year		3,794,449	10,147,987
Cash and cash equivalents at the end of the year		4,077,445	3,794,449
Additional information	15

The accompanying notes are an integral part of the consolidated financial statements.

* See note 22 for details on the restatement due to a classification error. The numbers in this statement have been adjusted to reflect the corrections.

NOUVEAU MONDE GRAPHITE INC. Notes to consolidated financial statements For the years ended December 31, 2019 and 2018 (Audited in Canadian dollars)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Nouveau Monde Graphite Inc. (the “Company” or “Nouveau Monde” or “NMG”), was established on December 31, 2012, under the Canada Business Corporations Act. The Company specializes in exploration and evaluation of mineral properties located in Quebec.

The Company’s shares are listed under the symbol NOU on the TSX Venture Exchange, NMGRF on the OTCQX Market and NM9 on the Frankfurt Stock Exchange. The Company’s registered office is located at 331 Brassard Street, Saint-Michel-des-Saints, Quebec, Canada, JOK 3B0.

As at December 31, 2019, the Company had a negative working capital of $258,490 and had an accumulated deficit of $28,416,970 and incurred a loss of $6,831,065 for the year then ended. Working capital included current tax credits receivable of $4,150,552 and cash of $4,077,445.

The Company's ability to continue future operations and fund its exploration, evaluation, development and acquisition activities is dependent on management's ability to secure additional financing in the future, which may be completed in a number of ways including, but not limited to, the issuance of debt or equity instruments, expenditure reductions, or a combination of strategic partnerships, joint venture arrangements, project debt finance, offtake financing, royalty financing and other capital markets alternatives. While management has been successful in securing financing in the past including $22,250,000 in 2019, there can be no assurance it will be able to do so in the future or that these sources of funding or initiatives will be available for the Company or that they will be available on terms which are acceptable to the Company. If management is unable to obtain new funding, the Company may be unable to continue its operations, and amounts realized for assets might be less than amounts reflected in these consolidated financial statements. These circumstances indicate the existence of material uncertainties that cast significant doubt upon the Company’s ability to continue as a going concern and accordingly, the appropriateness of the use of IFRS applicable to a going concern. These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, expenses and financial position classifications that would be necessary if the going concern assumption was not appropriate. These adjustments could be significant.

2.	BASIS OF PREPARATION ON THE CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements for the reporting year ended December 31, 2019 (including comparatives) were approved and authorized for issue by the Board of Directors on April 29, 2020.

3.	SIGNIFICANT ACCOUNTING POLICIES

3.1	NEW ACCOUNTING POLICIES

A) Adoption of IFRS 16 – Leases

On January 1, 2019, the Company implemented IFRS 16 Leases, replacing IAS 17, Leases and related interpretations. The standard introduced a single, on-balance sheet recognition and measurement model for lessees, eliminating the distinction between operating and finance leases. The Company implemented the standard using the modified retrospective approach. As a result, only the Company’s 2019 results reflect lease accounting under IFRS 16. Under IFRS 16, the depreciation expense on right-of-use assets and interest expense on lease liabilities replaces rent expense, which was previously recognized on a straight-line basis in operating loss under IAS 17 over the term of a lease. Prior year results have not been restated.

On adoption of IFRS 16, the Company recognized lease liabilities in relation to leases which had previously been classified as “operating leases” under the principles of IAS 17. As at January 1, 2019, the Company recognized a $682,268 lease liability related to previous operating lease, that are now considered debt obligations upon adoption of IFRS 16 (see note 7.2). These leases were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of January 1, 2019. The weighted average lessee’s incremental borrowing rate applied to the lease liabilities on January 1, 2019 was 6.38%. The associated right-of-use assets were measured at the amount equal to the lease liability as at January 1, 2019 (see note 10).

As a result of the adoption of IFRS 16, the accounting policy for leases applied starting from January 1, 2019 is as follows:

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company assesses whether:

–	the contract involves the use of an identified asset;

–	the Company has the right to obtain substantially all of the economic benefits from use of the asset throughout the period of use; and

–	the Company has the right to direct the use of the asset.

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

NOUVEAU MONDE GRAPHITE INC. Notes to consolidated financial statements For the years ended December 31, 2019 and 2018 (Audited in Canadian dollars)

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date. The lease payments are discounted using the interest rate implicit in the lease, if that rate can be determined, or the Company’s incremental borrowing rate. The carrying amount of the rental obligations must be revalued if there is a change in the term of the lease, rent payments that are essentially fixed payments or a change in the assessment of an option to purchase the underlying property.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The estimated useful lives of right-of-use assets are determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The term of the lease is to be determined as the non-cancellable term of the lease plus any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised.

Payments associated with short-term leases and leases of low-value assets, which are considered to be assets having a replacement cost value of less than $8,000, are recognized as expenses on a straight-line basis. Short-term leases are leases with a lease term of 12 months or less.

The following table reconciles the Company’s operating lease commitments as at December 31, 2018, as previously reported in the Company’s audited annual consolidated financial statements, and the lease liabilities recognized at the time of the initial application of IFRS 16 as at 1 January 2019:

ASSETS
Right-of-use assets	682,268
Total assets	682,268

LIABILITIES
Current portion of long-term debt	321,556
Long-term debt	360,712
Total liabilities	682,268

B) Adoption of IFRIC 23 – Uncertainty over income tax treatments

On January 1, 2019, the Company adopted IFRIC 23 which clarifies how the recognition and measurement requirements of IAS 12 – Income Taxes are applied where there is uncertainty over income tax treatments. The interpretation requires the entity:

–	To determine whether it should consider tax treatments in isolation, or rather group them, according to the approach that best predicts the outcome of the uncertainty;

–	To reflect the effect of uncertainty in the amount of tax payable (to be recovered) if it is likely that it will pay or recover an amount related to uncertainty;

–	To assess a tax uncertainty according to that of the following two methods: the method of the most probable amount or the method of mathematical hope, which seems to provide the best forecast of the amount to be paid (to be recovered).

The adoption of this accounting interpretation did not have any impact.

3.2	BASIS OF CONSOLIDATION

The Company’s consolidated financial statements consolidate those of the parent company and its subsidiary. The parent controls a subsidiary if it is exposed, or has rights, to variable returns from its involvement with the subsidiary, and has the ability to affect those returns through its power over the subsidiary.

All transactions and balances between group companies are eliminated upon consolidation, including unrealized gains and losses on transactions between group companies. Amounts reported in the financial statements of the subsidiary have been adjusted where necessary to ensure consistency with the accounting policies adopted by the Company.

Profit and loss and other comprehensive income of subsidiaries acquired or sold during the period are recognized from the effective date of the acquisition, or up to the effective date of disposal, as applicable.

NOUVEAU MONDE GRAPHITE INC. Notes to consolidated financial statements For the years ended December 31, 2019 and 2018 (Audited in Canadian dollars)

Subsidiary

Information on the Company’s subsidiary as at December 31, 2019 are as follows:

NAME OF SUBSIDIARY	PRINCIPAL ACTIVITY	COUNTRY OF INCORPORATION	INTEREST AND VOTING
Quartier Nouveau	Real estate company	Canada	100%
Monde Inc.

3.3	INVESTMENT IN AN ASSOCIATED COMPANY

On September 25, 2017, the Shinzoom Nouveau Unifiés Corp. (“Shinzoom”) company was created. It is inactive as at December 31, 2019. The Company holds a 49% interest in Shinzoom.

3.4	CASH AND CASH EQUIVALENTS

Cash and cash equivalents comprise cash in bank and term deposits that is readily convertible into known amounts of cash and which is subject to an insignificant risk of changes in value.

3.5	TAX CREDITS RECEIVABLE

The Company is entitled to a refundable tax credit on qualified exploration expenditures incurred, refundable credit on duties for losses under the Mining Tax Act (Quebec) and research and development tax credits. The tax credits are recognized as a reduction of the costs incurred based on estimates made by management. The Company records these tax credits when there is reasonable assurance that the credits will be received and that the Company will comply with the conditions associated to them.

3.6	GRANTS RECEIVABLE

The Company receives periodically grants from different incentive programs. These grants are recognized initially when there is a reasonable assurance that they will be received and when the Company has intentions to comply with the conditions associated with the grant. The financial aid received for expenditures incurred is recognized against these expenditures on a systematic basis and in the same accounting period in which the expenditures are incurred.

3.7	PROPERTY AND EQUIPMENT

Property and equipment are recognized at cost less accumulated depreciation and accumulated impairment losses. Depreciation of property and equipment is capitalized to evaluation and exploration assets when referring to specific projects of exploration and evaluation. The assets are capitalized and amortized on a declining or straight-line basis in the consolidated statement of loss and comprehensive loss. Generally, the depreciation rates are as follows:

Building	25 years
Exploration equipment and furniture	20%
Computer	30%

The residual value, depreciation method and the useful life of each asset are reviewed at least at each financial year-end. Gains or losses arising on the disposal of property and equipment are determined as the difference between the disposal proceeds and the carrying amount of the assets and are recognized in the statement of comprehensive loss.

3.8	INTANGIBLE ASSETS

The intangible assets include software and licenses with a definite useful life. The assets are capitalized and amortized on a declining or straight-line basis in the consolidated statement of comprehensive loss. Generally, the depreciation rates are as follows:

Software	30%
Licences	2-10 years

3.9	EXPLORATION AND EVALUATION EXPENDITURES AND EXPLORATION AND EVALUATION ASSETS

Exploration and evaluation expenditures are costs incurred in the course of the initial search for mineral resources before the technical feasibility and commercial viability of extracting a mineral resource are demonstrable.

Costs incurred prior to the acquisition of legal rights for exploration and evaluation are recognized when incurred in the statements of loss and comprehensive loss. Once the legal right to undertake exploration and evaluation activities has been obtained, the costs of acquiring mineral rights or options to acquire such rights (option agreement), costs related to the exploration and evaluation of mining properties, less refundable tax credits related to these costs, are recognized as exploration and evaluation assets. Costs related to exploration and evaluation include topographical, geological, geochemical and geophysical studies, exploration drilling, trenching, sampling, research and development costs specific to a mining project and other costs related to the evaluation of the technical feasibility and commercial viability of extracting a mineral resource. The various costs are capitalized on a property-by-property basis pending determination of the technical feasibility and commercial viability of extracting a mineral resource. No amortization is recognized for these assets during the exploration and evaluation phase.

NOUVEAU MONDE GRAPHITE INC. Notes to consolidated financial statements For the years ended December 31, 2019 and 2018 (Audited in Canadian dollars)

Whenever a mining property is no longer considered viable, or is abandoned, the capitalized amounts are written down to their recoverable amounts; the difference is immediately recognized in profit or loss.

When the technical feasibility and commercial viability of extracting a mineral resource are demonstrable, exploration and evaluation assets related to the mining property are transferred to property and equipment in Mining assets under construction and or to intangible assets depending on the nature of the expenditures. Before the reclassification, exploration and evaluation assets are tested for impairment, and any impairment loss is recognized in profit or loss before reclassification.

Although the Company has taken steps to verify title to the mining properties in which it holds an interest, in accordance with industry practices for the current stage of exploration and development of such properties, these procedures do not guarantee the validity of the Company’s titles. Property titles may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

3.10	IMPAIRMENT OF NON-FINANCIAL ASSETS

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are largely independent cash inflows (cash-generating units). As a result, some assets are tested individually for impairment and some are tested at a cash-generating unit level.

Whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, an asset or cash-generating unit is reviewed for impairment.

Impairment reviews for exploration and evaluation assets are carried out on a project by project basis, with each project representing a potential single cash generating unit. An impairment review is undertaken when indicators of impairment arise, but typically when one of the following circumstances apply:

–	the right to explore the areas has expired or will expire in the near future with no expectation of renewal;

–	no further exploration or evaluation expenditures in the area are planned or budgeted;

–	no commercially viable deposits have been discovered, and the decision has been made to discontinue exploration in the area; or

–	sufficient work has been performed to indicate that the carrying amount of the expenditure carried as an asset will not be fully recovered.

An impairment loss is recognized in profit or loss for the amount by which the asset’s or cash-generating unit’s carrying amount exceeds its recoverable amount. The recoverable amount of an asset or a cash-generating unit is the higher of its fair value less cost to sell and its value in use.

An impairment charge is reversed if the asset’s or cash-generating unit’s recoverable amount exceeds its carrying amount.

3.11	INCOME TAXES

Since the Company is in exploration phase and has no taxable income, tax expense recognized in profit or loss is currently comprised only of deferred tax. Income tax is recognized in the statements of loss and comprehensive loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current taxes

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year-end, adjusted for amendments to income tax payable regarding previous years.

Deferred taxes

Deferred tax is provided using the liability method, providing for temporary differences between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. The temporary difference is not provided for if it arises from the initial recognition of goodwill or the initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the financial position reporting date and whose implementation is expected over the period in which the deferred tax is realized or recovered. A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be used.

Assets and liabilities are offset where the entity has a legally enforceable right to offset current tax assets and liabilities or deferred tax assets and liabilities, and the respective assets and liabilities relate to income taxes levied by the same taxation authority.

3.12	EQUITY

Share capital

Share capital represents the amount received on the issue of shares, less issuance costs, net of any underlying tax benefit from these issuance costs. In addition, if shares were issued as consideration for the acquisition of a mineral property or some other form of non-monetary assets, they are measured at their fair value according to the quoted price on the day of the conclusion of the agreement.

NOUVEAU MONDE GRAPHITE INC. Notes to consolidated financial statements For the years ended December 31, 2019 and 2018 (Audited in Canadian dollars)

Unit offerings

Proceeds from unit offerings are allocated between shares and warrants using their relative fair value. Black-Scholes model is used to determine the fair value of the warrants and the market price at the time of issuance is used for shares.

Flow-through offerings

The Company finances some exploration and evaluation expenditures through the issuance of flow-through shares. The Company’s resource expenditures income tax deductions are renounced to investors in accordance with the appropriate income tax legislation. The Company recognizes a deferred tax liability and a deferred tax expense when the eligible expenditures are incurred. The difference between the fair value of the common shares at the time of issuance and the amount the investors pay for the shares (the “premium”) is calculated using the residual value and is recognized as other liabilities, which is reversed in the statement of loss and comprehensive loss as deferred tax recovery, when eligible expenditures have been made.

Contributed surplus includes charges related to share options not exercised and charges related to warrants expired.

Warrants include expenses relating to warrants not exercised.

3.13	BASIC AND DILUTED LOSS PER SHARE

Basic loss per share is calculated by dividing the loss attributable to common equity holders of the Company by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated by adjusting loss attributable to common equity holders of the Company, and the weighted average number of common shares outstanding, for the effects of all dilutive potential common shares which include options, broker’s options and warrants. Dilutive potential common shares shall be deemed to have been converted into common shares at the average market price at the beginning of the period or, if later, at the date of issue of the potential common shares.

3.14	PROVISION AND CONTINGENT LIABILITIES

Provisions are recognized when present legal or constructive obligations as a result of a past event will probably lead to an outflow of economic resources from the Company and amounts can be estimated reliably. Timing or amount of the outflow may still be uncertain. Provisions are measured at the estimated expenditure required to settle the present obligation, based on the most reliable evidence available at the reporting date, including the risks and uncertainties associated with the present obligation. Provisions are discounted when the time value of money is significant.

The Company’s operations are governed by government environment protection legislation. Environmental consequences are difficult to identify in terms of amounts, timetable and impact. As of the reporting date, management believes that the Company’s operations are in compliance with current laws and regulations. An asset retirement provision is recognized in the cost of the mining property when there is constructive commitment that has resulted from past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and the amount of the obligation can be measured with sufficient reliability.

In those cases where the possible outflow of economic resources as a result of present obligations is considered improbable or remote, no liability is recognized. Such situations are disclosed as contingent liabilities unless the outflow of resources is remote.

All provisions are reviewed at each reporting date and adjusted to reflect the current best estimate.

3.15	SHARE-BASED PAYMENTS

The Company operates an equity-settled share-based payment plan for its eligible directors, officers, employees and consultants. The Company’s plan does not feature any option for a cash settlement.

All goods and services received in exchange for the grant of any share-based payments are measured at their fair values, unless that fair value cannot be estimated reliably. If the Company cannot estimate reliably the fair value of the goods or services received, the Company shall measure their value indirectly by reference to the fair value of the equity instruments granted. For the transactions with employees and others providing similar services, the Company measured the fair value of the services rendered by reference to the fair value of the equity instruments granted.

All equity-settled share-based payments (except broker’s options) are ultimately recognized as an expense in profit or loss or capitalized as exploration and evaluation assets, depending on the nature of the payment with a corresponding credit to Contributed surplus, in equity. Equity-settled share-based payments to brokers, in respect of an equity financing are recognized as issuance costs of the equity instruments with a corresponding credit to Contributed surplus, in equity.

The expense is allocated over the vesting period, based on the best available estimate of the number of share options expected to vest. Estimates are subsequently revised if there is any indication that the number of share options expected to vest differs from previous estimates. Any cumulative adjustment prior to vesting is recognized in the current period. No adjustment is made to any expense recognized in a prior period if some vested share options are not ultimately exercised.

3.16	FINANCIAL INSTRUMENTS

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument and are measured initially at fair value adjusted for transaction costs, except for those carried at fair value through profit or loss (“FVTPL”), which are measured initially at fair value. The subsequent measurement of financial assets and financial liabilities is described below (and Note 18). Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. A financial liability is derecognized when it is extinguished, discharged, cancelled or expires.

NOUVEAU MONDE GRAPHITE INC. Notes to consolidated financial statements For the years ended December 31, 2019 and 2018 (Audited in Canadian dollars)

Financial assets and financial liabilities are offset, and the net amount is reported in the statements of financial position when there is an unconditional and legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Financial assets

Financial assets are initially measured at fair value. If the financial asset is not subsequently accounted for at FVTPL, then the initial measurement includes transaction costs that are directly attributable to the asset’s acquisition or origination. On initial recognition, the Company classifies its financial assets in the following measurement categories:

–	measured subsequently at amortized cost; or

–	measured subsequently at fair value (either through other comprehensive loss, or through net loss).

i)	Financial assets measured at amortized cost

A financial asset is subsequently measured at amortized cost, using the effective interest method and net of any impairment loss, if:

–	the financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows; and

–	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

ii) Financial assets measured at fair value

A financial asset shall be measured at fair value through net loss unless it is measured at amortized cost or at fair value through other comprehensive loss.

A financial asset shall be measured at fair value through other comprehensive loss if both of the following conditions are met:

–	the financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

–	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

For investments in debt instruments, this will thus depend on the business model in which the investment is held. For investments in equity instruments that are not held for trading, this will depend on whether the Company has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive loss, in which case, gains and losses will never be reclassified to net loss, and no impairment may be recognized in net loss. Dividends earned from such investments are recognized in net loss, unless the dividend clearly represents a repayment of part of the cost of the investment.

Financial liabilities

Financial liabilities are subsequently measured at amortized cost using the effective interest method, except for financial liabilities at fair value through profit or loss. Such liabilities, including derivatives that are liabilities, shall be subsequently measured at fair value.

Derivatives

Derivatives are initially recognized at fair value when the Company becomes a party to the derivative contract and are subsequently re-measured to fair value at the end of each reporting period. The resulting gain or loss is recognized in the consolidated statement of comprehensive loss immediately unless the derivative is designated and effective as a hedging instrument. Derivatives with positive fair value are recognized as assets; derivatives with negative fair value are recognized as liabilities. Contracts to buy or sell non-financial items that meet the definition of a derivative but were entered into and are held in accordance with the Company’s expected purchase, sale or usage requirements are not recognized as derivatives. Such contracts would be recorded as executory purchases and sales contracts.

For financial liabilities and executory contracts, the Company considers whether a contract contains an embedded derivative when it becomes a party thereto. Derivatives embedded in a contract are treated as separate derivatives if their risks and characteristics are not closely related to those of the host contract and the host contract is not measured at FVTPL.

Financial instruments – Fair value

The fair value of a financial instrument is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s-length transaction.

NOUVEAU MONDE GRAPHITE INC. Notes to consolidated financial statements For the years ended December 31, 2019 and 2018 (Audited in Canadian dollars)

Fair values of financial instruments traded in active markets are determined based on quoted market prices, where available. For financial instruments not traded in an active market, fair values are determined based on appropriate valuation techniques. Such techniques may include discounted cash flow analysis, using recent arm’s-length market transactions, reference to the current fair value of another instrument that is substantially the same, and other valuation models. The Company applies a hierarchy to classify valuation methods used to measure financial instruments carried at fair value. Levels 1 to 3 are defined based on the degree to which fair value inputs are observable and have a significant effect on the recorded fair value, as follows:

–	Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;

–	Level 2: Valuation techniques use significant observable inputs, directly or indirectly, or valuations are based on quoted prices for similar instruments; and

–	Level 3: Valuation techniques use significant inputs that are not based on observable market data (unobservable inputs).

Impairment of financial assets

The Company assesses on a forward-looking basis the expected credit loss associated with its debt instruments carried at amortised cost and through other comprehensive loss. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

The Company assumes that the credit risk on a financial instrument has not increased significantly since initial recognition if the financial instrument is determined to have low credit risk at the reporting date. An external rating of investment grade is considered to indicate that a financial instrument that may be considered as having low credit risk.

The Company applies the simplified approach permitted by IFRS 9 for trade receivables and contract assets, which requires lifetime expected credit losses to be recognized from initial recognition of the receivables.

The Company’s financial instruments consist of the following:

FINANCIAL ASSETS	CLASSIFICATION
Cash, cash equivalents, restricted cash and deposits	Amortized cost
Amounts receivable	Amortized cost
Investment in shares	Fair value through profit or loss

FINANCIAL LIABILITIES	CLASSIFICATION
Accounts payable and accrued liabilities	Amortized cost
Loans payable	Amortized cost

3.17	LEASES (UNTIL DECEMBER 31, 2018)

The determination of whether an arrangement is, or contains, a lease is based on the substance of the agreement at the inception date.

Finance leases – Leases which transfer substantially all the risks and rewards incidental to ownership of the leased item to the Company, as a lessee, are capitalized at the inception of the lease at the fair value of the leased asset, or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between finance charges and the lease liability. Capitalized leased assets are depreciated over the shorter of the estimated useful life of the asset and the lease term, if there is no reasonable certainty that the Company will obtain ownership by the end of the term of the lease.

Operating lease – Leases that do not transfer substantially all the risks and rewards incidental to ownership to the Company as a lessee are classified as operating leases. Operating lease payments are recognized on a straight-line basis over the lease term as an expense in the consolidated statement of loss and comprehensive loss or capitalized within property and equipment if they meet the capitalization criteria.

3.18	SEGMENT DISCLOSURE

The Company currently operates in a single segment: the acquisition, exploration and evaluation of mining properties. All the Company’s activities are conducted in Quebec, Canada.

3.19	FUNCTIONAL CURRENCY

Items included in the Consolidated financial statements are measured using the currency of the primary economic environment in which the Company operates (the “functional currency”). The Company’s functional currency is the Canadian dollar.

4.	ESTIMATES, JUDGMENTS AND ASSUMPTIONS

In preparing its consolidated financial statements, management makes a number of judgments, estimates and assumptions about the recognition and measurement of assets, liabilities, revenues and expenses.

Information about the significant estimates and assumptions that have the greatest impact on the recognition and measurement of assets, liabilities, revenues and expenses is presented below. Actual results may differ significantly.

NOUVEAU MONDE GRAPHITE INC. Notes to consolidated financial statements For the years ended December 31, 2019 and 2018 (Audited in Canadian dollars)

Going concern

The assessment of the Company's ability to implement its strategy by funding working capital and its exploration and evaluation activities requires the exercise of judgment. The estimates and assumptions made are reviewed regularly and are based on historical data and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Provision for asset retirement obligations

The Company's exploration activities are subject to a number of environmental protection laws and regulations. The Company accounts for management's best estimate of asset retirement obligations in the period in which the obligations arise. Costs actually incurred in future periods could be significantly different from these estimates. In addition, future changes in laws and regulations, timing of estimated cash flows and discount rates may impact the carrying amount of this provision.

Recognition of deferred tax assets and measurement of income tax expense

Management regularly assesses the likelihood that its deferred income tax assets will be realized. As part of this assessment, management must determine whether it is probable that the Company will subsequently generate sufficient taxable income to which such losses can be applied during the deferral period. By its nature, this assessment requires a lot of judgment. To date, management has not recorded any deferred tax assets in excess of existing taxable temporary differences that are expected to reverse during the deferral period.

Impairment of exploration and evaluation assets

Evaluating facts and circumstances that demonstrate the existence of any indication that an asset may have depreciated or recover in value is a subjective process that involves judgment and often several estimates and assumptions.

If there is an indication that an asset may have depreciated or recover in value, the recoverable amount of the individual asset or the cash-generating unit should be estimated.

Tax credits

Tax credits for the current and prior periods are measured at the amount that the Company expects to recover, based its best estimate and judgment as the reporting date. However, uncertainties as to the interpretation of the tax regulations, regarding refundable mining rights credits for loss and refundable tax credits on eligible exploration expenses, as well as regarding amount and timing of recovery of these tax credits.

In order to determine whether the expenses it incurs are eligible for exploration tax credits, the Company must use judgment and resort to complex techniques. As a result, there may be a significant difference between the amount recognized in respect of tax credits and the actual amount of tax credits received as a result of the tax administrations' review of matters that were subject to interpretation. In the event of such a difference, an adjustment will be made to the tax credits for mineral prospecting expenses in future periods.

It can take a long time for the tax administration to report its decisions on tax issues, thereby extending the tax credit recovery period. Mineral exploration tax credits that the Company expects to recover in more than one year are classified as non-current assets. The amounts recognized in the consolidated financial statements are based on the best estimates of the Company and in its best possible judgment, as noted above. However, given the uncertainty inherent in obtaining the approval of the tax authority concerned, the amount of tax credits that will actually be recovered and the timing of such recovery may differ materially from accounting estimates and would affect the financial position and cash flow of the Company.

5.	CASH AND CASH EQUIVALENTS

	December 31, 2019	December 31, 2018
	$	$
Cash	4,077,445	3,794,449

As at December 31, 2019, the Company had a deposit of $621,111 related to the asset retirement obligation and $158,198 related to a letter of credit granted to Investissement Québec with respect to the loan financing (described in note 7).

NOUVEAU MONDE GRAPHITE INC. Notes to consolidated financial statements For the years ended December 31, 2019 and 2018 (Audited in Canadian dollars)

6.	TAX CREDITS RECEIVABLE

	December 31, 2019	December 31, 2018
	$	$
Current portion of tax credits receivable	4,150,552	1,339,098
Non-current portion of tax credits receivable	2,203,104	2,811,454
	6,353,656	4,150,552

Tax credits that are expected to be received beyond 12 months are recorded in non-current assets.

7.	LONG-TERM DEBT

	December 31, 2019	December 31, 2018
	$	$
Loans payable (7.1)	4,501,962	3,308,141
Lease liabilities (7.2)	608,305	-
End of the year	5,110,267	3,308,141
Current portion of long-term debt	4,960,639	930,841
Non-current portion of long-term debt	149,628	2,377,300

7.1	LOANS PAYABLE

	December 31, 2019	December 31, 2018
	$	$
Opening balance	3,308,141	-
Proceeds	2,000,000	3,361,788
Reimbursement	(943,000)	-
Issue costs	-	(53,647)
Accretion of issue costs	40,163	-
Interest payable	96,658	-
End of the year	4,501,962	3,308,141
Current portion	4,501,962	930,841
Non-current portion	-	2,377,300

On December 21, 2018, the Company closed a financing with Investissement Quebec for an aggregate amount of $4,665,000 through four loan offers of which $3,361,788 have been received while the second portion shall be received pursuant to Nouveau Monde’s cash flow needs but subject to the achievement of conditions set forth in the loan offers. The loans were secured by first ranking mortgages for an aggregate amount of $4,655,000 charging the universality of its present and future claims of accounts receivables. The loans have an annual interest rate charge between 6.25% and 6.38% depending on the offer.

During the year ended December 31, 2019, the Company repaid $943,000 of its debt. The remaining $2,418,788, repayable as of June 30, 2020, was reclassified in short term. The remaining amounts have still not been borrowed.

During the second quarter ending June 30, 2019, the Company concluded a new financing agreement with one of its primary investors, Pallinghurst Graphite Limited (“Pallinghurst”), for a total sum of $2,000,000. This agreement was concluded on June 27, 2019 and requires a full reimbursement of the capital plus interest accrued at the latest on December 31, 2020. The agreement bears interest at 9% annually and all accrued interests shall be paid at the end of the maturity date of the agreement. The loan advanced by Pallinghurst is unsecured.

During the year ended December 31, 2019, the Company paid out a total of $190,979 of interest to its lenders. On the other hand, the interest charge covering the same period totals $327,800, including interest on lease liabilities and the expense related to the accretion of issue costs.

NOUVEAU MONDE GRAPHITE INC. Notes to consolidated financial statements For the years ended December 31, 2019 and 2018 (Audited in Canadian dollars)

7.2	LEASE LIABILITIES

	December 31, 2019	December 31, 2018
	$	$
Opening balance	-	-
Adoption of IFRS 16	682,268	-
New liabilities under leases	272,293	-
Principal repayment	(346,256)	-
End of the year	608,305	-
Current term portion	458,677	-
Non current term portion	149,628	-

NOUVEAU MONDE GRAPHITE INC. Notes to consolidated financial statements For the years ended December 31, 2019 and 2018 (Audited in Canadian dollars)

8.	PROPERTY AND EQUIPMENT

	Land	Buildings	Equipment	Computers	Furniture	Rolling stock	Total
	$	$	$	$	$	$	$
Cost
Balance as at January 1, 2019	226,543	1,036,945	62,580	31,864	49,135	9,218	1,416,285
Acquisition	239,450	1,393,340	-	14,662	21,242	-	1,668,694
Balance as at December 31, 2019	465,993	2,430,285	62,580	46,526	70,377	9,218	3,084,979
Accumulated depreciation
Balance as at January 1, 2019	-	46,871	58,461	5,867	14,771	2,470	128,440
Depreciation	-	70,781	1,103	8,073	3,877	1,808	85,642
Balance as at December 31, 2019	-	117,651	59,564	13,940	18,648	4,278	214,082
Net book value as at December 31, 2019	465,993	2,312,634	3,016	32,586	51,729	4,940	2,870,897

	Land	Buildings	Equipment	Computers	Furniture	Rolling stock	Total
	$	$	$	$	$	$	$
Cost
Balance as at January 1, 2018	147,809	446,392	62,107	16,680	45,456	-	718,444
Acquisition	78,734	590,553	473	15,184	3,679	9,218	697,841
Balance as at December 31, 2018	226,543	1,036,945	62,580	31,864	49,135	9,218	1,416,285
Accumulated depreciation
Balance as at January 1, 2018	-	20,298	57,126	739	7,784	-	85,947
Depreciation	-	26,573	1,335	5,128	6,987	2,470	42,493
Balance as at December 31, 2018	-	46,871	58,461	5,867	14,771	2,470	128,440
Net book value as at December 31, 2018	226,543	990,074	4,119	25,997	34,364	6,748	1,287,845

NOUVEAU MONDE GRAPHITE INC. Notes to consolidated financial statements For the years ended December 31, 2019 and 2018 (Audited in Canadian dollars)

9.	INTANGIBLE ASSETS

During the year ended December 31, 2018, the Company and Hydro-Quebec (“HQ”) signed a licence agreement by which the Company is allowed to use HQ’s patented technologies for the micronization, spheronization, purification and natural graphite coating to serve the lithium-ion battery market. The Company paid US $2 million ($2,561,818) for the use of the patents which have different expiry dates between October 24, 2021, to June 7, 2028. The licence was capitalized as an intangible asset and will be amortized over the life of the underlying patents.

	Softwares	License	Total
	$	$	$
Cost
Balance as at January 1, 2019	16,058	2,561,818	2,577,876
Acquisition	-	-	-
Balance as at December 31, 2019	16,058	2,561,818	2,577,876
Balance as at January 1, 2019	3,019	448,105	451,124
Amortization	4,065	597,476	601,541
Balance as at December 31, 2019	7,084	1,045,581	1,052,665
Net book value as at December 31, 2019	8,974	1,516,238	1,525,211

	Softwares	License	Total
	$	$	$
Cost
Balance as at January 1, 2018	10,741	-	10,741
Acquisition	5,317	2,561,818	2,567,135
Balance as at December 31, 2018	16,058	2,561,818	2,577,876
Balance as at January 1, 2018	547	-	547
Amortization	2,472	448,105	450,577
Balance as at December 31, 2018	3,019	448,105	451,124
Net book value as at December 31, 2018	13,039	2,113,713	2,126,752

10.	RIGHT-OF-USE ASSETS

	Buildings	Equipment	Rolling stock	Total
	$	$	$	$
Cost
As at December 31, 2018	-	-	-	-
Adoption – IFRS 16 (Note 3)	252,454	320,601	109,213	682,268
As at January 1, 2019	252,454	320,601	109,213	682,268
New leases	205,168	17,667	49,458	272,293
As at December 31, 2019	457,622	338,269	158,670	954,561

Accumulated depreciation
As at December 31, 2018	-	-	-	-
Adoption – IFRS 16 (Note 3)	-	-	-	-
As at January 1, 2019	-	-	-	-
Depreciation for the year	157,409	167,274	66,528	391,211
As at December 31, 2019	157,409	167,274	66,528	391,211
Net book value
As at January 1, 2019	252,454	320,601	109,213	682,268
As at December 31, 2019	300,213	170,994	92,142	563,349

NOUVEAU MONDE GRAPHITE INC. Notes to consolidated financial statements For the years ended December 31, 2019 and 2018 (Audited in Canadian dollars)

11.	EXPLORATION AND EVALUATION ASSETS

	Balance as at January 1, 2019	Additions	Net Tax credits	Balance as at December 31, 2019
	$	$	$	$
Quebec, Canada
Matawinie property (Note a)
Mining rights	1,657,778	932,211	-	2,589,989
Exploration and evaluation costs	22,594,705	12,707,406	(2,203,104)	33,099,007
Total	24,252,483	13,369,617	(2,203,104)	35,688,996

	Balance as at January 1, 2018	Additions	Net Tax credits	Balance as at December 31, 2018
	$	$	$	$
Quebec, Canada
Matawinie property (Note a)
Mining rights	861,764	796,014	-	1,657,778
Exploration and evaluation costs	8,117,675	17,061,806	(2,584,776)	22,594,705
Total	8,979,439	17,857,820	(2,584,776)	24,252,483

Costs are net of all grants recognized in connection with these costs.

Note a – Matawinie Property

A large part of the property is subject to a 2% NSR. Each tranche of 1% can be purchased by the Company for $1,000,000.

On December 14, 2018 after the feasibility study carried out on the property, the Company issued, 900,000 shares, valued at $265,500 to 3457265 Canada Inc. and 100,000 shares, valued at $29,500 to Eric Desaulniers, president and CEO of the Company, which was a contractual obligation regarding mining claims.

12.	ASSET RETIREMENT OBLIGATION

As at December 31, 2019, the obligation related to the Matawinie property is $621,111 ($621,111 as at December 31, 2018).

13.	EQUITY

13.1	SHARE CAPITAL

Authorized share capital

Unlimited number of common shares voting and participating, with no par value.

In 2018, an amount of $470,028 was recorded as a flow-through premium with respect to flow-through financings. As at December 31, 2019 the full amount was amortized and recorded as a deferred tax recovery.

On May 17, 2018, the Company closed a non-brokered private placement of 6,666,667 units in the capital of the Company, at a price of $0.30 per unit for some aggregate gross proceeds of $2,000,000 (the “Offering”). Each unit consists of one common share and one half of one common share purchase warrant. Each whole warrant will entitle its holder to acquire one common share of NMG at a price of $0.40 for a period of 24 months following the closing of the offering.

On July 13, 2018, the Company closed a non-brokered private placement of an aggregate of 2,777,778 flow-through shares at a price of $0.36 per flow-through share, for some aggregate gross proceeds of $1,000,000.

On July 13, 2018, the Company closed the first tranche of a brokered private placement of an aggregate number of 8,961,167 units in the capital of the Company, at a price of $0.30 per unit, for aggregate gross proceeds of $2,688,350. Each unit is comprised of one common share in the capital of the Company and one half of one common share purchase warrant.

Each whole warrant shall entitle the holder thereof to acquire one common share of the capital of the Company, at a price of $0.40 per whole warrant, for a period of 24 months following the closing of the offering. In consideration for their services, the agents received an aggregate cash commission of $37,701, advisory fees of $18,970 and an aggregate of 125,669 broker warrants and 55,000 advisory warrants to purchase collectively up to 180,669 common shares in the capital of the Company, at a price of $0.40 per common share, until July 13, 2020.

On September 28, 2018, the Company closed the second tranche of a non-brokered private placement of an aggregate number of 11,585,168 units in the capital of the Company, at a price of $0.30 per Unit, for aggregate gross proceeds of $3,475,550.

NOUVEAU MONDE GRAPHITE INC. Notes to consolidated financial statements For the years ended December 31, 2019 and 2018 (Audited in Canadian dollars)

Each whole warrant shall entitle the holder thereof to acquire one common share of the capital of the Company, at a price of $0.40 per whole warrant, for a period of 24 months following the closing of the offering.

On September 28, 2018, the Company also closed a second tranche of its non-brokered private placement (the “FT Shares Offering”) of an aggregate of 2,506,489 flow-through shares (the “FT Shares”) at a price of $0.36 per FT Share, for aggregate gross proceeds of $902,336. The Company has retained the services of a broker, which has received an aggregate cash commission of $45,968 and an aggregate of 127,689 broker warrants to purchase up to 127,689 common shares in the capital of the Company, at a price of $0.40 per common share, until September 28, 2020.

On October 2, 2018, the Company completed the last tranche of a private placement, with brokers, for a total of 1,310,666 units at a price of $0.30 per Unit, for gross proceeds of $393,200. Each Unit consists of one common share of the capital of the Company and one-half of one warrant. Each whole warrant entitles its holder to subscribe for one common share of the capital of the Company at a price of $0.40 per common share for a period of 24 months following the closing of the Offering. In consideration for their services, the brokers received an aggregate of 78,636 broker warrants and 566,665 advisory warrants to purchase collectively up to 645,301 common shares in the capital of the Company, at a price of $0.30 per common share, until October 2, 2020.

The Company also completed the final tranche of its private placement of flow-through shares, without the intermediary of brokers, for a total of 1,111,110 flow-through shares at a price of $0.36 per flow-through share for aggregate gross proceeds of $400,000.

On December 14, 2018 after the feasibility study carried out on the property, the Company issued, 900,000 shares, valued at $265,500 to 3457265 Canada Inc. and 100,000 shares, valued at $29,500 to Eric Desaulniers, president and CEO of the Company, which was a contractual obligation regarding mining claims. (note 11).

On April 25, 2019, the Company completed a non-brokered private placement with Pallinghurst of 43,825,000 common shares in the capital of the Company at a price of $0.235 per share for aggregate gross proceeds of $10,298,875 pursuant to a subscription agreement dated April 2, 2019.

On June 28, 2019, the Company also completed a private placement of 42,345,213 common shares in the capital of the Company at a price of $0.235 per Share for aggregate gross proceeds of $9,951,125. Pallinghurst also took part in this second private placement.

13.2	WARRANTS

	December 31, 2019		December 31, 2018
		Weighted average		Weighted average
	Number	exercise price	Number	exercise price
		$		$
Balance, beginning of year	52,039,727	0.39	43,192,476	0.36
Issued	-	-	14,261,837	0.40
Exercised	-	-	(3,871,003)	0.20
Expired	(25,273,585)	0.40	(1,543,583)	0.31
Balance end of year	26,766,142	0.38	52,039,727	0.39

The number of warrants outstanding exercisable in exchange for an equivalent number of shares is as follows:

	December 31, 2019
Expiration date	Number	Exercise price
		$
May 17, 2020	3,333,336	0.40
July 13, 2020	4,480,584	0.40
September 28, 2020	5,792,584	0.40
October 2, 2020	655,333	0.40
December 22, 2020	7,534,914	0.35
February 7, 2021	4,969,391	0.35
	26,766,142

NOUVEAU MONDE GRAPHITE INC. Notes to consolidated financial statements For the years ended December 31, 2019 and 2018 (Audited in Canadian dollars)

13.3	BROKER’S WARRANTS

	December 31, 2019		December 31, 2018
		Weighted average		Weighted average
	Number	exercise price	Number	exercise price
		$		$
Balance, beginning of year	1,474,525	0.31	1,335,711	0.30
Issued	-	-	331,994	0.30
Exercised	-	-	(90,000)	0.23
Expired	(1,142,531)	0.30	(103,180)	0.30
Balance end of year	331,994	0.34	1,474,525	0.31

Outstanding broker’s options exercisable in exchange for an equivalent number of shares is as follows:

	December 31, 2019
Expiration date	Number	Exercise price
		$
July 13, 2020	125,669	0.30
September 28, 2020	127,689	0.40
October 2, 2020	78,636	0.30
	331,994

13.4	ADVISORY WARRANTS

	December 31, 2019		December 31, 2018
		Weighted average		Weighted average
	Number	exercise price	Number	exercise price
		$		$
Balance, beginning of year	1,771,665	0.36	-
Issued	-	-	1,771,665	0.36
Exercised	-	-
Expired	(1,150,000)	0.39
Balance end of year	621,665	0.30	1,771,665	0.36

Outstanding advisory warrants exercisable in exchange for an equivalent number of shares is as follows:

	December 31, 2019
Expiration date	Number	Exercise price
		$
July 13, 2020	55,000	0.30
October 2, 2020	566,665	0.30
	621,665

13.5	SHARE-BASED PAYMENTS

The Board of Directors determines the price per common share and the number of common shares which may be allocated to each director, officer, employee and consultant and all other terms and conditions of the option, subject to the rules of TSX Venture Exchange. The plan has a policy that caps the maximum of total options that can be granted to 10% of the total outstanding shares of the Company.

All share-based payments will be settled in equity. The Company has no legal or contractual obligation to repurchase or settle the options in cash.

NOUVEAU MONDE GRAPHITE INC. Notes to consolidated financial statements For the years ended December 31, 2019 and 2018 (Audited in Canadian dollars)

The Company’s share options are as follows for the reporting periods presented:

	December 31, 2019		December 31, 2018
		Weighted average		Weighted average
	Number	exercise price	Number	exercise price
		$		$
Balance, beginning of year	11,450,000	0.29	9,050,000	0.27
Granted	5,775,000	0.23	4,400,000	0.34
Exercised	(250,000)	0.20	(750,000)	0.20
Expired	(1,018,750)	0.30	(600,000)	0.30
Forfeited	(131,250)	0.31	(650,000)	0.36
Balance end of year	15,825,000	0.28	11,450,000	0.29
Options that can be exercised	13,800,000	0.28	11,087,500	0.29

In 2019, the Company granted 1,375,000 options to officers, 1,250,000 to directors, 2,150,000 to employees, and 1,000,000 to consultants. Options granted have different vesting periods. Each option entitles the holder to subscribe to one common share of the Company, at an average price of $0.23 per common share, for an average period of 4.2 years.

In 2018, the Company granted 4,400,000 options to directors, employees, officers, and consultants. Options granted have different vesting periods. Each option entitles the holder to subscribe to one common share of the Company, at an average price of $0.34 per common share, for an average period of 4.6 years.

The weighted average fair value of the share options granted is $0.23 in 2019 ($0.34 in 2018) and was estimated using the Black-Scholes option pricing model and based on the following average assumptions:

	2019	2018
Share price at date of grant/change	$0.24	$0.32
Expected life	4.2 years	4.6 years
Risk-free interest rate	1.46%	2.44%
Expected volatility	63.53%	73.99%
Expected dividend	Nil	Nil
Exercise price at date of grant/change	$0.23	$0.34

NOUVEAU MONDE GRAPHITE INC. Notes to consolidated financial statements For the years ended December 31, 2019 and 2018 (Audited in Canadian dollars)

		December 31, 2019
Expiration date	Total number	Total exercisable	Exercice price
			$
May 11, 2020	500,000	500,000	0.27
June 09, 2020	600,000	600,000	0.18
October 10, 2020	300,000	300,000	0.35
January 07, 2021	650,000	650,000	0.20
February 11, 2021	250,000	250,000	0.20
March 18, 2021	225,000	225,000	0.20
June 15, 2021	175,000	175,000	0.30
November 01, 2021	250,000	250,000	0.25
November 02, 2021	500 000	500 000	0.45
December 23, 2021	575,000	575,000	0.25
January 01, 2022	500,000	-	0.30
February 13, 2022	1,500,000	1,500,000	0.275
July 01, 2022	500,000	-	0.30
July 11, 2022	500,000	500,000	0.30
September 25, 2022	725,000	725,000	0.35
September 25, 2022	150,000	150,000	0.40
October 20, 2022	200,000	200,000	0.39
November 27, 2022	200,000	200,000	0.42
May 18, 2023	2,650,000	2,650,000	0.32
June 21, 2023	100,000	100,000	0.31
May 27, 2024	1,125,000	1,125,000	0.235
September 12, 2024	3,150,000	2,500,000	0.235
November 29, 2024	350,000	87,500	0.21
November 29, 2024	150,000	37,500	0.205
	15,825,000	13,800,000

14.	INCOME TAXES

The income tax expense attributable to earnings differs from the amounts computed by applying the combined federal and provincial statutory income tax rate of 26.6% (26.7% in 2018) to loss before income taxes as a result of the following:

	2019	2018
	$	$
Loss before income taxes	(6,055,270)	(5,239,937)
Tax recovery computed at applicable statutory tax rate	(1,610,702)	(1,399 063)
Tax expense at combined statutory rate	-	-
Increase (decrease) in income taxes resulting from:
Unrecognized tax benefits	1,203,149	1,886,262
Share-based payments	134,414	225,601
Tax effect of renounced flow-through expenditures	577,532	35,020
Recovery of flow-through share liabilities	(448,168)	(21,861)
Effect of change in provincial tax rate	(324,350)	(758,707)
Rate change	5,479	8,324
Deferred mining duties	1,223,961	2,841,599
Other	14,478	27,563
	775,793	2,819,738
Composition of deferred income taxes in the income statement:
Recovery of a flow-through share liabilities	(448,168)	(21,861)
Deferred mining tax expense	1,223,961	2,841,599
Deferred tax expense	775,793	2,819,738

NOUVEAU MONDE GRAPHITE INC. Notes to consolidated financial statements For the years ended December 31, 2019 and 2018 (Audited in Canadian dollars)

	December 31, 2018	Recognized in profit or loss	December 31, 2019
	$	$	$
Exploration and evaluation assets	(1,276,490)	(2,429,342)	(3,705,832)
Non-capital losses	1,276,490	(2,429,342)	3,705,832
Deferred mining duties	(3,860,874)	(1,223,961)	(5,084,835)
	(3,860,874)	(1,223,961)	(5,084,835)
Reversal of other flow-through share liabilities		448,168
Change in deferred income taxes as per the consolidated statement of loss		(775,793)

	December 31, 2017	Recognized in profit or loss	December 31, 2018
	$	$	$
Exploration and evaluation assets	(449,975)	(633,567)	(1,276,490)
Non-capital losses	449,975	633,567	1,276,490
Deferred mining duties	(1,019,274)	(2,841,599)	(3,860,874)
	(1,019,274)	(2,841,599)	(3,860,874)
Reversal of other flow-through share liabilities		21,861
Change in deferred income taxes as per the consolidated statement of loss		(2,819,738)

As at December 31, 2019 and 2018, temporary differences and unused tax losses for which the Company has not recognized deferred tax assets are as follows:

	2019	2018
	$	$
Federal
Property and equipment	1,233,891	549,357
Investments in shares	623,990	626,683
Asset retirement obligation	621,111	621,111
Research and development expenses	-	396,719
Share issue expenses	1,033,236	1,052,252
Deferred mining duties	5,084,835	3,860,873
Non-capital losses	12,176,497	9,347,468
Other	53,135	-
	20,827,295	16,057,744

	2019	2018
	$	$
Provincial
Property and equipment	1,233,493	548,959
Investments in shares	623,990	626,683
Asset retirement obligation	621,111	621,111
Research and development expenses	-	405,000
Share issue expenses	1,020,452	1,012,687
Deferred mining duties	5,084,835	3,860,873
Non-capital losses	12,000,967	9,080,892
Other	53,135	-
	20,637,983	15,751,205

The ability to realize the tax benefits is dependent upon several factors, including the future profitability of operations. Deferred tax assets are recognized only to the extent that it is probable that sufficient taxable profits will be available to allow the asset to be recovered.

NOUVEAU MONDE GRAPHITE INC. Notes to consolidated financial statements For the years ended December 31, 2019 and 2018 (Audited in Canadian dollars)

Accordingly, some deferred tax assets have not been recognized; these deferred tax assets not recognized amount to $5,416,033 ($4,138,269 in 2018).

As at December 31, 2019, the Company’s accumulated non-capital losses for tax purposes which can be used to reduce taxable income in future years as follows:

Year incurred	Expiration date	Federal	Provincial
		$
2019	2039	5,552,934	5,492,771
2018	2038	4,137,394	4,046,296
2017	2037	2,526,100	2,764,339
2016	2036	1,447,058	1,361,256
2015	2035	872,913	843,978
2014	2034	662,366	644,323
2013	2033	746,942	738,057
2012	2032	765,393	757,321
2011	2031	60,616	59,098

The deferred income tax on non-capital losses has been partially recorded.

The Company has investment tax credit carryovers of $1,264,420 ($1,264,420 in 2018) that expire between 2036 and 2039, which are available to reduce income taxes payable in future years.

15.	ADDITIONAL INFORMATION

	2019	2018
	$	* Restated $
Grants receivable	-	(235,835)
Sales taxes receivable	310,759	(550,602)
Prepaid expenses	(238,250)	106,733
Accounts payable and accrued liabilities	(534,353)	1,624,334
Total	(461,844)	944,630

	2019	2018
	$	* Restated $
Accounts payable and accrued liabilities included in exploration and evaluation assets	(349,362)	2,707,141

* See note 22 for details on the restatement due to an error. The numbers in this note have been adjusted to reflect the corrections.

16.	RELATED PARTY TRANSACTIONS

The related parties of the Company include key management personnel, directors, and significant shareholders.

The following table presents the disbursements made to the related parties described below:

	2019	2018
	$	$
Director and an officer of the Company
Employee benefit expenses	388,599	228,641
Share-based payments	101,156	247,424
Members of the management of the Company
Employee benefit expenses	601,036	430,299
Share-based payments	82,390	215,368
Directors of the Company
Board fees	94,919	79,637
Share-based payments	159,061	295,215

NOUVEAU MONDE GRAPHITE INC. Notes to consolidated financial statements For the years ended December 31, 2019 and 2018 (Audited in Canadian dollars)

In accordance with IAS 24 Related Party Disclosures, key management personnel have authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company.

The Company has commitments under certain management contracts with key executives. Minimum commitments under these contracts are approximately $330,000. These contracts require additional minimum payments of approximately $1,010,000 to be made upon the occurrence of certain events, such as a change of control. As a triggering event has not taken place, the contingent payments have not been reflected in these consolidated financial statements.

For the year ended December 31, 2019, the Company incurred interest accrued fees of $96,658 in regards of its debt agreement signed with Pallinghurst. As at December 31, 2019, Pallinghurst owns 19.99% of the Company’s issued and outstanding common shares and therefore has significant influence over the Company.

On December 14, 2018 after the feasibility study carried out on the property, the Company issued 100,000 shares, valued at $29,500 to Eric Desaulniers, president and CEO of the Company.

17.	INFORMATION DISCLOSURE ABOUT CAPITAL MANAGEMENT

The Company monitors capital based on the carrying amount of equity and loans and totals $42,468,871 as at December 31, 2019 ($26,963,492 as at December 31, 2018).

The objective of the Company’s capital management is to preserve its ability to continue its operations and its program of acquisition, exploration and evaluation of mineral properties. It manages its capital structure and makes adjustments based on economic conditions and risk characteristics of underlying assets.

The Company is not subject to externally imposed capital requirements unless the Company closes a flow-through financing for which funds should be reserved for exploration expenditures. Changes in capital are described in the consolidated statements of changes in equity.

18.	FINANCIAL RISK MANAGEMENT

The Company is exposed to various financial risks resulting from its operations. The Company’s management manages the financial risks. The Company does not enter into financial instrument agreements, including derivative financial instruments for speculative purposes.

The main financial risks to which the Company is exposed as well as its policies for managing such risk are detailed below:

Liquidity risk

Liquidity risk is the risk that the Company encounters difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset.

The Company manages its liquidity risk by using budgets that enable it to determine the amounts required to fund its exploration and evaluation expenditure programs. The Company’s liquidity and operating results may be adversely affected if the Company’s access to the capital markets or other alternative forms of financing is hindered, whether as a result of a downturn in stock market conditions generally or related to matters specific to the Company. The Company has historically generated cash flow primarily from its financing and investing activities.

All of the Company’s short-term financial liabilities in the amount of $9,868,666 ($6,716,583 as at December 31, 2018) have contractual maturities of less than one year and are subject to normal trade terms. The Company regularly evaluates its cash position to ensure preservation and security of capital as well as maintenance of liquidity. As at December 31, 2019, management believes that the funds available will not be sufficient to enable the Company to meet its obligations and pay its expenses until December 31, 2020 (see note 1).

Credit risk

Credit risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of the contract. The Company’s credit risk is primarily related to receivables and cash and cash equivalents. The receivables consist mainly of the refund of the goods and services tax receivable from the governments of Canada and Quebec, as well as tax credits receivable from the Government of Quebec. Management mitigates credit risk by maintaining cash with Canadian chartered banks.

19.	FAIR VALUE MEASUREMENT

Financial instruments measured at fair value

This hierarchy groups financial assets and liabilities into three levels based on the significance of inputs used in measuring the fair value of financial assets and liabilities. The fair value hierarchy has the following levels:

–	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities at the reporting date;

NOUVEAU MONDE GRAPHITE INC. Notes to consolidated financial statements For the years ended December 31, 2019 and 2018 (Audited in Canadian dollars)

–	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly;

–	Level 3: inputs for assets or liabilities that are not based on observable data (unobservable inputs).

Investments in shares measured at fair value in the statement of financial position as at December 31, 2019, and December 31, 2018, are classified in level 1. For all other financial assets and liabilities, their net carrying amount is a reasonable approximation of fair value given their relatively short maturities.

20.	COMMITMENTS

As at December 31, 2019, the Company is committed to minimum future principal and interest payments for debt, as follows:

Up to 1 year
Pallinghurst (Principal and accrued interest)	$2,096,668
IQ (Principal)	$2,418,788
Total	$4,515,446

21.	SUBSEQUENT EVENTS

In August 2019, the Company closed the closing of a grant with the Canadian government funded Sustainable Development Technology Canada (“SDTC”) for a total of $4.25 million. This grant will help the Company to build a value-added graphite purification processing facility to be located in Bécancour, Quebec. In February 2020, the Company received the first milestone payment of $2 million. SDTC also increased its initial commitment of $4.25 million to the Company by 5%, representing an additional $212,500 in grant, because of the coronavirus (“COVID-19”) impact on Canadian companies. The additional $212,500 amount has been received at the end of March 2020.

In addition to the federally funded SDTC program, the Company finalized another grant agreement in April 2020 with Transition énergétique Québec (TEQ), a Quebec government funded program, in relation to the same project of building a value-added graphite purification processing facility. The additional grant of $3 million was secured via the Technoclimat program of TEQ.

The Company also contracted a new debt agreement totalizing $2 million with Pallinghurst on March 16, 2020. This debt will be due and payable on December 31, 2020 and will bear interest at the rate of 9% per annum. The Company also amended and restated the original debt agreement issued on June 27, 2019 with Pallinghurst in order to change the maturity date of the repayment. The maturity date of this debt that included a principal amount of $2 million was postponed to December 31, 2020. All other terms set in the original agreement signed in 2019 remain unchanged.

In April 2020, the Company also secured $1,994,405 in funding closed with Investissement Québec through two loan offers that are ready to be disbursed as per NMG’s cash flow needs, subject to the loan offer conditions. The interest rate on the first loan offer of $641,090 is the current prime rate of 2.45% plus 0.07%, while the interest rate on the second loan offer of $1,353,315 is the current prime rate of 2.45% with no margin. The interest will be paid monthly throughout the term, whereas the capital will be repaid by no later than the term’s expiry on June 30, 2021.

Subsequent to December 31, 2019, the outbreak of the COVID-19, has resulted in governments to take emergency measures to combat the spread of the virus. In order to slow the progression of the pandemic, the Quebec government has suspended non-essential economic activities until May 4, 2020. Until economic activity resumes, Nouveau Monde is acting accordingly by applying the government directives, tightening the pace of spending and focusing its efforts on critical activities in order to achieve the key development milestones of its project. Exceptional measures were temporarily deployed to get through this period of economic instability, including the suspension of operations at the Saint-Michel-des-Saints demonstration plant and the temporary layoff of a number of hourly, administrative and maintenance personnel. However, the development of the mine and concentrator for the Matawinie property continue to advance. Detailed engineering of the site for the concentrator and the process continues in telecommuting format with team members and consultants. Work required for the project permitting is also progressing. Civil servants are continuing the environmental assessment analysis.

NOUVEAU MONDE GRAPHITE INC. Notes to consolidated financial statements For the years ended December 31, 2019 and 2018 (Audited in Canadian dollars)

22.	RESTATEMENT OF THE 2018 CONSOLIDATED STATEMENT OF CASH FLOWS

During the preparation of the financial statement, the Company found errors in the consolidated statement of cash flows for the year ended December 31, 2018. The first error was an amount of $562,141 relating to the asset retirement obligation that had been presented in the “Net change in working capital” line of the operating activities section of the statement of cash flows. The Company reclassed this error because it wrongfully impacted the totals of the operating and the investing activities sections of the statement of cash flows. The adjustment corresponds to reducing the funds used in the “Additions to exploration and evaluation assets” line found in the investing activities by $562,141 and reducing the “Net change in working capital” found in the operating activities section by the same amount.

The second error found was an amount of $3,308,141 in relation to a debt proceeds received which was also included in the “Net change in working capital”. The adjustment corresponds to increasing the “Proceeds from debt, net of issue costs” line found in the financing activities by $3,308,141 and reducing the “Net change in working capital” line found in the operating activities section by the same amount.

The Company restated the consolidated statements of cash flows as follows:

		2018	2018
	Notes	Original	Restated	Variance
		$	$	$
OPERATING ACTIVITIES
Net change in working capital	15	4,814,912	944,630	(3,870,282)
Cash flows used in operating activities		948,351	(2,921,931)	(3,870,282)

INVESTING ACTIVITIES
Additions to exploration and evaluation assets	11	(14,675,768)	(14,113,627)	562,141
Cash flows used in investing activities		(18,553,597)	(17,991,456)	562,141

FINANCING ACTIVITIES
Proceeds from debt net of issue costs		—	3,308,141	3,308,141
Cash flows used in financing activities		11,251,708	14,559,849	3,308,141